TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California  91107

April 3, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attention:  Terence O’Brien, Accounting Branch Chief

Re:	Form 10-K for Fiscal Year Ended October 2, 2011
Form 8-K Filed March 3, 2011
File No. 0-19655

Dear Mr. O’Brien:

By letter dated March 6, 2012, you provided comments on the above-referenced filings of Tetra Tech, Inc. (the “Company”). Set forth below are the Company’s responses to these comments.  The numbering of these responses corresponds to the numbering of the comments in your letter.

In responding to your comments, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended October 2, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Results of Operations, page 54

1.                                       In comment 2 to our letter dated February 22, 2010, we requested that you please quantify the impact each identified factor had on revenue and the other line items comprising income from continuing operations for each period presented.  As part of our request, we noted that quantifying each of these factors provides investors with a better insight as seen through the eyes of management as to the significance of each factor along with an understanding as to how the factor may impact your future results.  In your response letter dated March 11, 2010, you stated, “…we will provide quantitative disclosure of aggregated similar items that management considers material, including the amounts noted in our response to Comment 3 below, and that provide information beneficial to investors in understanding the trends in our business and the factors that cause material changes.”  However, we continue to note areas where it would appear quantified disclosures would provide investors with relevant information to fully understand the factors impacting your operating results.  For example, your analysis of operating income at the consolidated level lists 10 factors affecting operating income for fiscal year 2011 as compared to fiscal year 2010.  However, only three of the 10 factors were quantified.  Your other areas of analysis for your consolidated results and segment results also provide limited quantification of the factors disclosed as impacting your results.  As such, we continue to request that you provide investors with a more complete analysis of your operating results at the consolidated and segment levels by quantifying the impact of the material factors discussed.  Please refer to Item 303(A)(3)(iii) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Response

We advise the Staff that we prepare each MD&A disclosure with the objective of providing investors with the material information required by Item 303(A)(3)(iii) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification and an analysis that promotes an understanding of the Company’s results of operations, liquidity and capital resources as seen through the eyes of management.  These disclosures include qualitative explanations of the key factors affecting the Company’s financial results for the reporting period. We quantify these factors when the information is material, and agree with the Staff that quantification provides investors with a more complete analysis.

During any reporting period, our financial results depend on our performance under more than 50,000 active and completed projects.  These projects are diverse in terms of size, scope of work performed, geographic location and financial performance.  When individual projects or a few similar projects result in specific material outcomes, we describe and quantify them in our MD&A. However, the factors that result in material outcomes are infrequent and often do not adequately explain our performance.  Due to the large number and heterogeneous nature of the projects that need to be aggregated in order to provide certain quantitative disclosures, accurate quantification of these aggregated factors is not always feasible.  In these circumstances, we seek to provide the best possible qualitative description to promote an understanding of the on-going financial and operational aspects of the Company.

In response to the Staff’s comment, and upon further review of our MD&A in the Form 10-K for fiscal 2011, we noted that certain disclosures, although relevant, were not material.  In future filings, we will place more emphasis on the material factors that impact our results and include those in our MD&A to ensure transparency and a better understanding of our operating results.  We agree to enhance our disclosure for each material factor identified in future filings.  Further, we agree to review the factors that contribute to the outcomes we describe and the aggregation methods we utilize to enhance our quantitative disclosure in future filings.

2.                                       In comment 3 in our letter dated February 22, 2010, and comment 2 in our letter dated March 16, 2010, we expressed concerns that the discussion and analysis provided for your operating results in your fiscal year 2009 Form 10-K did not enable a reader to fully understand the specific facts and circumstances impacting your operating results of each of the three fiscal years presented.  As part of our comments, we specifically referenced the $24.2 million recognized for loss contracts during fiscal year 2009, or 19.9% of fiscal year 2009 income from operations.  In your letters dated March 11, 2010, and March 29, 2010, you agreed to “…provide further qualitative analysis together with the appropriate quantitative analysis to enhance our discussion of the known material trends, events, demands, commitments and uncertainties noted in our MD&A.”  However, your discussion and analysis of your operating results at the consolidated and segment levels continues to include statements that appear vague and incomplete.  For example, it is unclear how your analyses of operating income as a percentage of revenue for your segments comparing fiscal years 2011 and 2010 provide investors with an understanding of the material positive and negative factors that impacted your margins sufficient to properly evaluate your operating results, especially considering your size and breadth of operations.  For example, you state the margin increase for the ECS segment is due to “improved project execution and higher profit margins on international business.”  Similar, non-specific analyses are provided for your other three segment operating income margins.  While you do provide investors with a more comprehensive list of factors impacting your consolidated operating income margins, an analysis is not provided for those factors that should be expanded upon.  In this regard, there should have been expanded discussion for the following factors listed as negatively and positively impacting your operating income margin:  (a) the favorable project close-outs on energy and construction management projects, (b) favorable claim settlements, (c) lower bad debt expense on commercial projects, (d) net reduction of earn-out liabilities, (e) and contract costs incurred for project overruns on several fixed-price construction projects and a large energy project.  As such, we continue to request that you provide enhanced disclosures of the material factors impacting your operating results at the consolidated and segment levels that provide investors with a full understanding of the circumstances surrounding each factor and whether that factor is expected to continue to have an impact going forward.  Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response

We reiterate our acknowledgment that quantitative disclosure promotes a more complete understanding of our financial and operating results as seen through the eyes of management.  Further, we advise the Staff that our MD&A, under the heading “Overview of Results and Business Trends”, includes a description of business trends by client sector.  These disclosures include quantitative information and an analysis of trends concerning our international, commercial and government-related operations which we believe promote a further understanding of our results of operations.  As noted in our response to Comment 1, we agree to review the factors that contribute to the outcomes we describe and the aggregation methods we utilize to enhance our quantitative disclosures regarding the identified material factors in future filings.

In response to the Staff’s comment, and upon further review our MD&A in the Form 10-K for fiscal 2011, we concluded that the descriptions of our segment results, including the related analysis of operating income as a percentage of revenue comparing fiscal 2011 and 2010, could have included more specific factors. We agree with the Staff that expanded disclosure of additional positive and negative factors that affected our margins would have provided investors with a better understanding of our results.

Further, while our 17.6% increase in operating income in fiscal 2011 was primarily the result of a 16.9% increase in revenue, we concluded that an expanded analysis of certain of the factors we listed as positively or negatively affecting our consolidated operating income margin would have provided investors with a better understanding of the circumstances surrounding each factor and whether that factor is expected to continue to have an on-going impact.  We also determined that certain of the items cited in the Staff’s Comment 2 were relevant, but not material on a consolidated level, and did not necessarily promote a better understanding of our results of operations.

In future filings we agree to enhance (1) the identification of material factors that impact our operating results at the consolidated and segment levels, and (2) the analysis of the factors we identify at the consolidated and segment levels, so that investors have a more complete understanding of the circumstances surrounding each factor and whether that factor is expected to have an on-going effect on our operating results.

Financial Condition, Liquidity and Capital Resources, page 63

3.                                       We note your disclosure that you have $287.7 million of borrowings available under your credit facility as of October 2, 2011. Please expand this disclosure in future filings to clarify if this amount is available without violating any of your covenants.

Response

We advise the Staff that of the $287.7 million of borrowings available under our credit facility as of October 2, 2011, we could have borrowed $270 million without violating any loan covenants.  We will expand and clarify this disclosure in future filings.

Critical Accounting Policies, page 64

4.                                       Please expand upon your disclosures regarding your estimates associated with claims to clarify if there has been a material impact to revenues and/or operating income during any periods presented for instances in which costs are recognized in one period and revenue is recognized in a subsequent period.

Response

Consistent with our disclosed accounting policy titled “Revenue Recognition and Contract Costs”, if estimated costs on any contract indicate a loss, we recognize the entire estimated loss in the period in which the loss becomes known.  Accordingly, estimated losses due to contract revisions, including claims, are recorded in the period in which the revisions are identified and the losses can be reasonably estimated.  We advise the Staff that during the periods presented in our Form 10-K for fiscal 2011, we recognized estimated losses related to contracts with claims.  In response to the Staff’s comment, in future filings we agree to expand our qualitative disclosures regarding our estimates associated with contract claims and to quantify any material related contract losses.

We recognize revenue on a claim only to the extent that related contract costs have been incurred and it is probable that the claim will result in a bona fide addition to the contract value that can be reliably estimated.  We do not recognize any profit related to a claim until final settlement occurs.  Accordingly, if revenue in excess of our costs for a claim is ultimately collected, this revenue and profit would be recognized in a period subsequent to the period in which the costs were incurred.  We advise the Staff that during the periods presented in our Form 10-K for fiscal 2011, no material profit was recognized on claims; therefore, no material revenue on claims was recognized in a period subsequent to the period in which the related costs were incurred.  In future filings, we agree to disclose and explain any material impact on revenue and/or operating income associated with claims.

Mergers and Acquisitions, page 85

5.                                       We note that in certain of your merger and acquisition agreements, the sellers have rights to earn additional consideration (i.e., contingent consideration).  Considering the significance of the contingent consideration to total liabilities and potentially to your cash flows, please address the following in future filings:

•              Expand your accounting policy in Note 2 to clarify (a) what factors you consider for classifying contingent earn-out payment as part of the purchase price rather than compensation, and (b) how you reflect the settlement of contingent earn-out payments in your consolidated statements of cash flows;

•              Expand upon your current disclosures to provide the information required by ASC 805-30-50-4.a. such that your disclosures clearly explain to investors the amount of contingent consideration recognized as a liability at the acquisition date and within the measurement period versus the amount recognized due to the re-measurement of the fair value of the payments through your statement of income; and

•              Either here or within MD&A, clarify for investors the business purpose for negotiating these earn-out arrangements and disclose the portion of contingent consideration payments related to the original measurement period versus those payments related to the re-measurement of the liability each reporting period.

Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K and the subsequent 10-Q. As part of your response, please provide us with a detailed roll-forward of your contingent earn-out payments liability for each period presented in your fiscal year 2011 Form 10-K and subsequent Form 10-Q.  For any payments made, please tell us how those payments were reflected in the consolidated statements of cash flows.

Response

We agree to expand our disclosures related to contingent consideration.  Specifically, in future annual filings, we agree to expand our accounting policy in Note 2 – Basis of Presentation and Preparation to include disclosures substantially similar to the following:

“Certain of our acquisition agreements include contingent earn-out payments, which are generally based on the achievement of future operating income thresholds.  The contingent earn-out payments are based upon valuations of the acquired company and reduce the risk of overpaying for acquisitions if the projected financial results are not achieved.  For acquisitions completed prior to fiscal 2010, contingent earn-out payments are accrued as “Contingent earn-out liabilities” when the related operating income thresholds have been achieved, and a corresponding increase in goodwill is recorded.  These contingent earn-out payments are reflected as cash flows used in investing activities on the Consolidated Statement of Cash Flows in the period paid.  At October 2, 2011, there was a maximum of $15.5 million for contingent consideration related to acquisitions completed prior to fiscal 2010 that will be recorded as an addition to goodwill if earned.

For acquisitions consummated in or after fiscal 2010, the fair values of these earn-out arrangements are included as part of the purchase price of the acquired companies on the date of acquisition.  For each transaction, we estimate the fair value of contingent earn-out payments as part of the initial purchase price and record the estimated fair value of contingent consideration as a liability in “Contingent earn-out liabilities” and “Other long-term liabilities” on the Consolidated Balance Sheets.  We consider several factors when determining that contingent earn-out liabilities are part of the purchase price, including the following among others:

•                  the valuation of our acquisitions is not supported solely by the initial consideration paid.  The contingent earn-out formula is a critical and material component of the valuation approach to determining the purchase price;

•                  the former shareholders of acquired companies that remain as key employees receive compensation other than contingent earn-out payments at a reasonable level compared with the compensation of our other key employees; and

•                  the contingent earn-out payments are not affected by employment termination.

We review and re-assess the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could differ materially from the initial estimates.  Any adjustments are recorded in earnings.

We perform fair value measurements in accordance with the FASB’s guidance on “Fair Value Measurements and Disclosures.”  This standard defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.  This standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three levels:

Level 1:	quoted prices in active markets for identical assets or liabilities;

Level 2:

quoted prices that are observable for the asset or liability, either directly or indirectly such as quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in market that are not active.

Level 3:	unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

We measure our contingent earn-out liabilities at fair value on a recurring basis using significant unobservable inputs classified within Level 3 of the fair value hierarchy.  We use a probability weighted income approach as a valuation technique to convert future estimated cash flows to a single present value amount.

Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings.  The amount paid that is less than or equal to the liability on the purchase date is reflected as cash used in financing activities in our Consolidated Statements of Cash Flows.  Any amount paid in excess of the liability on the purchase date is reflected as cash used in operating activities.”

In addition, in future annual filings we agree to expand our disclosure in Note 4 – Mergers and Acquisitions to more clearly disclose the requested information related to contingent consideration by adding a table in substantially the following format.  We have provided a roll-forward for the first quarter of fiscal 2012 as supplemental information as requested by the Staff.

Estimated Contingent Earn-out Liabilities ($000’s):

	1Q FY12	FY11	FY10

Beginning Balance	$75,159	$20,504	$–

Estimated Earn-Out Liabilities for Acquisitions During the Period	–	58,480	20,708

Changes Due to Remeasurement of Fair Value Reported in Interest Expense	305	1,618	157

Changes Due to Remeasurement of Fair Value Reported in Operating Income	(214)	(1,755)	(265)

Currency Translation Adjustments	1,797	(2,674)	(96)

Earn-out Payments (1)	(11,167)	(1,014)	–

Ending Balance	$65,880	$75,159	$20,504

(1)             The $11.2 million of contingent earn-out payments in the first quarter of fiscal 2012 includes $9.4 million related to an acquisition completed after fiscal 2009 that is reported as cash used in financing activities on the Consolidated Statement of Cash Flows.  The remainder was a payment of contingent consideration accrued at October 2, 2011 related to an acquisition completed prior to fiscal 2010 that is reported as cash used in investing activities.

There were no significant adjustments to contingent earn-out liabilities within the measurement period for the periods included in the table.  In future quarterly filings we will provide the disclosure above with summarized quantitative disclosure that describes the activity related to contingent earn-out liabilities rather than the table.

Earn-out payments for acquisitions completed before the adoption of the new accounting rules (i.e., prior to fiscal 2010) were properly reflected as cash flows used in investing activities on the Consolidated Statements of Cash Flows.  For fiscal 2011, we also included $1.0 million of earn-out payments in cash flows used in investing activities related to acquisitions completed after the adoption of the new accounting rules.  We consider this amount to be immaterial for reclassification to financing activities.  The earn-out payments made in the first quarter of fiscal 2012 related to acquisitions completed after fiscal 2009 and were reflected as cash used in financing activities.  We believe that it is appropriate to reflect these payments as financing activities rather than investing activities as described in our response to Comment 6 below.  We also believe it is appropriate to continue to reflect earn-out payments for pre-fiscal 2010 acquisitions that have no liability recorded at the acquisition date as investing activities.  Amounts paid to settle earn-out liabilities that exceed the amounts recorded at fair value on the acquisition date and that have been recognized in the Statement of Income are reflected as cash flows used in operating activities in all periods.

6.                                      We note that contingent consideration earn-out payments are now classified as financing activities in your January 1, 2012 Statement of Cash Flows.  The $9.4 million of payments during the January 1, 2012 period comprise over 50% of reported financing cash flow and the amount approximates 140% of your reported investing cash flow.  Given the disclosure on page 63 of your 10-K, it appears that these payments were previously classified as investing activities.  Please explain to us how you determined that your reclassification complies with GAAP, and how you determined that this accounting change is preferable in light of the guidance in SAB 6:G.2.b.  We understand that under your earn-out arrangements, a variable payment obligation is triggered only upon the realization of future income levels by your acquired businesses.  We understand that such payments are disproportionately smaller than the target income amounts, similar to a royalty agreement.  Consequently, it is not clear how these arrangements possess any relevant characteristics indicative of substantive debt or financing transactions given that the “borrower” receives no initial cash payment and that there are no standard principal, interest or collateral provisions.  The application of an assumed interest rate to fair value the liability does not appear determinative given that such calculations are used to value other non-financing transactions such as long-term environmental and pension liabilities. Please clarify for us whether you have identified accounting literature that definitively prohibits the classification of your contingent consideration as an investing activity.  If so, then tell us how you determined that your earn-out arrangements are not substantially equivalent to royalty obligations with a corresponding classification as operating cash flow.

Response

As discussed in our response to Comment 5 above, we believe it is appropriate to classify contingent earn-out payments as financing activities for acquisitions completed subsequent to the adoption of the new accounting rules (i.e., in or after fiscal 2010) to the extent of the contingent consideration liability recognized at fair value as of the acquisition date.  This presentation is consistent with the guidance in ASC 230-10-45-13c which states that the portion of property, plant and equipment not paid for at or soon after the time of acquisition is considered seller financing, and future payments are treated as repayment of debt principal (i.e., a financing activity). This conclusion is also consistent with the technical accounting guidance that we obtained from three of the four largest independent registered public accounting firms in the United States.

We want to clarify that amounts paid to settle earn-out liabilities that exceed the amounts recorded at fair value on the acquisition date and that have been recognized in the Consolidated Statement of Income are reflected as cash flows used in operating activities in the Consolidated Statement of Cash Flows in accordance with ASC 230-10-20 which indicates that transactions that enter into the determination of net income are generally operating activities.  In addition, contingent earn-out payments for acquisitions completed prior to fiscal 2010 have been and will continue to be reported as investing activities in accordance with ASC 230-10-45-3c.

We confirm the Staff’s understanding that under our contingent earn-out arrangements, a variable payment obligation is triggered only upon realization of future income levels by our acquired businesses.  However, unlike royalty payments, these payments are not disproportionately small in relation to targeted income amounts.  The contingent payments, if earned, typically exceed 50% of the targeted operating income amount.  We consider these earn-out arrangements to be a critical element of our purchase price structure and a significant portion of the fair value assigned to the acquired business as described in our response to Comment 5.

Reportable Segments, page 103

7.                                      We note that you realigned certain operating units within three of your four reportable segments during fiscal year 2012.  Please revise this disclosure in future filings to clarify whether your operating units meet the definition of operating segments. In this regard, please note that ASC 280-10-50-21.a. requires disclosure when operating segments are aggregated into one or more reportable segments.

Response

We advise the Staff that the term “operating units” as used in Note 9 – Reportable Segments in our Form 10-Q for the first quarter of fiscal 2012 does not refer to components of our business that meet the definition of an operating segment under ASC 280. The operating results of the “operating unit” components of our business are not regularly reviewed by our Chief Operating Decision Maker to assess performance or make decisions about the resources to be allocated to them.  Further, our reportable segments do not reflect the aggregation of operating segments.

The recent realignment described in our Form 10-Q resulted from the organic growth of new activities within a component of an existing reportable segment due to changing business conditions.  We reviewed these activities and determined they were better aligned with another existing reportable segment with similar characteristics including similar customers, projects, required resources and financial metrics.

In response to the Staff’s comment, we agree to revise our disclosure in future filings to clarify that our “operating units” are components of our business that do not meet the definition of operating segments.

Form 8-K filed March 3, 2011

8.                                      It does not appear that you have amended your Form 8-K to report your decision regarding the frequency of say-on-pay votes.  The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting.  Please advise.

Response

We advise the Staff that in our proxy statement for the 2011 Annual Meeting of Stockholders held on March 1, 2011, the Company sought a nonbinding advisory stockholder vote regarding the frequency of the submission to stockholders of a “Say on Pay” advisory vote.  As stated in that proxy statement, the Board of Directors recommended that the stockholders vote for the option of providing an advisory vote on executive compensation once every year.  The Company then filed a Form 8-K on March 3, 2011 that disclosed the following information regarding stockholder votes on this proposal:

Frequency of Nonbinding Stockholder Votes to Approve Executive Compensation:

One Year	Two Years	Three Years	Abstain
38,390,536	199,457	5,100,896	91,228

In light of the overwhelming stockholder vote in favor of the frequency recommended by the Board of Directors, the Board concluded that annual “Say on Pay” advisory votes would be conducted.  However, the Company inadvertently failed to file an amended Form 8-K in this regard within 150 days after the stockholder meeting.

Consistent with the conclusion of the Board of Directors and the 2011 stockholders’ vote, the Company’s proxy statement for the 2012 Annual Meeting of Stockholders held on February 28, 2012 contained a proposal with respect to a “Say on Pay” advisory vote.  The results of this vote were included in the Company’s Form 8-K filed on February 29, 2012.  If the Staff so requests, the Company will file an amended Form 8-K to specifically state the Company’s intention to hold annual “Say on Pay” advisory votes.

*****

During your review, should you have any additional questions with respect to the Company’s responses, please contact Janis B. Salin, Senior Vice President, General Counsel and Secretary, at (626) 470-2481; or me at (626) 470-2463.

Very truly yours,

/s/ Steven M. Burdick
Steven M. Burdick
Executive Vice President and Chief Financial Officer

SMB:pb

cc:	Tracey Smith, SEC
Al Pavot, SEC
Brian N. Carter
Janis B. Salin